October 6, 2010

VIA EDGAR AND COURIER DELIVERY

Gregory Dundas

Senior Attorney

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	New Hampshire Thrift Bancshares, Inc.
Form 10-K for December 31, 2009
File No. 0-17859

Dear Mr. Dundas:

On behalf of New Hampshire Thrift Bancshares, Inc. (the “Company”), this letter responds to the Staff’s comment letter dated September 22, 2010, with respect to the above-referenced filing. In response to your letter, set forth below are the Staff’s comments in italics followed by the Company’s responses. We have sent to your attention via courier delivery four (4) courtesy copies of this response letter.

Form 10-K

General

1.	Please amend your Form 10-K to provide the Form 10-K cover on the outside front of the document, include all required information such as the Management’s Discussion and Analysis section within the four-corners of the document, provide pagination beginning with page number one, through the end of the document, and make other appropriate, corresponding changes.

Response:

The Company acknowledges the Staff’s comment and will file an amendment to the Form 10-K as requested no later than October 15, 2010.

Management’s Discussion and Analysis…page 5

2.	In future Management Discussion and Analysis disclosure, when there are significant changes in operations, emerging trends, or if management is aware of future events that will affect the company’s performance, please include commentary that gives shareholders insight into management’s thinking about these situations. For example, in 2009 the provision for loan losses, net gain on sales and calls of securities, and net gain on sales of loans all increased markedly but the type of information requested does not seem to have been provided.

Response:

The Company acknowledges the Staff’s comment and will include the requested information in future filings.

Gregory Dundas

October 6, 2010

3.	In future filings, please revise to include quantification of the allowance as a percentage of nonperforming loans with the information currently found on page 17.

Response:

The Company acknowledges the Staff’s comment and will include the requested information in future filings.

Lending Activities, page 66

4.	We note the tabular information at the bottom of page 67. In future filings, please provide separate quantification and discussion for conventional real estate loans and commercial real estate loans, both on page 67 and elsewhere in your filings where you describe them. We note from the information on page 16, that these two types of lending are performing in significantly different ways.

Response:

The Company acknowledges the Staff’s comment and will include the requested information in future filings.

Schedule 14A

Executive Compensation, page 13

5.	Please advise us supplementally as to how you are in full compliance with Item 402(m)(2) of Regulation S-K. Otherwise, revise this section in future filings to include compensation information for at least 3 persons.

Response:

The Company believes that its current disclosure fully complies with Item 402(m)(2) of Regulation S-K. Disclosure regarding executive compensation is provided for each of Messrs. Ensign and Theroux. Item 402(m)(2) of Regulation S-K requires that disclosure be provided for each “named executive officer” of the Company. The Company has provided disclosure regarding its principal executive officer, Mr. Ensign, and for Mr. Theroux, its other “executive officer” (as that term is defined in Rule 3b-7 promulgated under the Securities Exchange Act of 1934, as amended). Other than Messrs. Ensign and Theroux, no Company employees currently perform the functions of an “executive officer.” Accordingly, disclosure is only provided for Messrs. Ensign and Theroux, however, the Company acknowledges the Staff’s comment and will include the requested information in future filings, if circumstances warrant.

Certain Transactions…page 18

6.	Please confirm to us that the loans to management are made on substantially the same terms as those for comparable transactions with persons not affiliated with the bank, or amend to provide the disclosure about such items. In future filings, please track the relevant language provided in Item 403 of Regulation S-K.

Gregory Dundas

October 6, 2010

Response:

The Company confirms that the loans were made on substantially the same terms as those for comparable transactions with persons not affiliated with Lake Sunapee Bank, fsb.

The Company acknowledges the Staff’s request to track the relevant language provided in Item 403 of Regulation S-K in future filings. However, the Company believes that the relevant language is found in Item 404 of Regulation S-K. The Company will track the language provided in Item 404 of Regulation S-K in future filings.

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In connection with responding to the Staff’s comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to contact me at 202-637-5671.

Sincerely,

/s/ Richard A. Schaberg

Richard A. Schaberg

cc: Stephen W. Ensign